PE 12/24/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

December 24, 2013

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: The Walt Disney Company

Dear Ms. Brown:

This is in regard to your letter dated December 24, 2013 concerning the shareholder proposal submitted by Boston Common Asset Management for inclusion in Disney's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Disney therefore withdraws its November 4, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Sanford J. Lewis
sanfordlewis@gmail.com

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

December 24, 2013

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Withdrawal of No-Action Request Dated November 4, 2013 Relating to Shareholder Proposal Submitted by Boston Common Asset Management

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), with regard to our letter dated November 4, 2013 (the "No-Action Request") concerning the shareholder proposal and statement in support thereof (the "Shareholder Proposal") submitted by Boston Common Asset Management (the "Proponent") for inclusion in the Company's proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials"). In the No-Action Request, the Company sought concurrence from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") that the Company could exclude the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

The Proponent has withdrawn the Shareholder Proposal by email dated December 24, 2013 (attached as Exhibit A to this letter). In reliance on the Proponent's email, the Company is withdrawing the No-Action Request.

If the Staff has any questions with regard to this matter, or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. Any further correspondence with regard to this matter may be directed to me at the above email address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com.

Best regards,



Lillian Brown

Enclosure

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615
Roger.Patterson@disney.com

Lauren Compere
Managing Director
Boston Common Asset Management
84 State Street, Suite 940
Boston, MA 02109
Lcompere@bostoncommonasset.com

Sanford J. Lewis
Attorney
P.O. Box 231
Amherst, MA 01004
sanfordlewis@strategiccounsel.net

EXHIBIT A

From: Lauren Compere <LCompere@bostoncommonasset.com>
Date: December 24, 2013, 5:55:49 AM PST
To: "Frank, Aaron L." <Aaron.L.Frank@disney.com>
Cc: "Cichy, Emily" <Emily.Cichy@disney.com>, "rliroff@iehn.org" <rliroff@iehn.org>, Social <Social@bostoncommonasset.com>

Subject: Re: Withdrawal Letter Needed -- Disney / Boston Common Asset Management

Dear Mr. Braverman

I hereby withdraw the resolution filed with your company on September 19, 2013 by Boston Common Asset Management.

I can send formal letter after the holiday.

Kind Regards

Lauren Compere, Managing Director

Boston Common Asset Management

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

December 11, 2013

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by Boston Common Asset Management

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), in response to correspondence from Sanford J. Lewis dated December 4, 2013 (the "Reply Letter"), on behalf of Boston Common Asset Management (the "Proponent"), concerning the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof relating to a report on the inclusion of toxic chemicals in the Company's products (collectively, the "Shareholder Proposal") submitted by the Proponent. The Company continues to believe, both for the reasons set forth below and the reasons provided in the Company's November 4, 2013 correspondence, that the Shareholder Proposal may be excluded from the Company's Proxy Materials in reliance on Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

General

The Company is committed to seeking to assure the safety of all of its products, including those purchased for, and used by, children. The Proponent's focus on the issue of children's health in the Reply Letter, however, does not change the nature of the Shareholder Proposal from one that deals with the Company's ordinary business operations – the development and sale of particular products by the Company.

The Shareholder Proposal Relates to Ordinary Business Matters and Seeks to Micro-Manage the Company

As discussed in our November 4, 2013 correspondence, the topics sought to be addressed in the report involve fundamental ordinary business matters – decisions with respect to, and modifications of, the Company's products. Decisions concerning licensees, product selection, development, production, distribution and sale are necessarily complex and relate to core critical operating functions of the Company's consumer products business. These types of decisions are outside the knowledge and expertise of shareholders, and the decisions involved are quintessentially the type of ordinary business judgments that are fundamental to management's ability to manage the operations of the Company and should rest with management.

As the Proponent notes in the Reply Letter, a proposal that otherwise would be excludable as related to ordinary business operations may not be excludable if its focus is a significant policy issue. But the mere fact that it can be characterized as somehow relating to public health does not transform a proposal focused on business operations into one that should be excepted from the ordinary business exclusion on a "significant policy" basis. The Shareholder Proposal, as expressed both in the resolved clause and in the supporting statement, focuses not on broader environmental or public health issues, as suggested in the Reply Letter, but on business policies and practices related to product selection, development and production. To cite just one example, contrasting the Company's asserted practices with those of other companies, the supporting statement asserts that the Company's alleged "inaction poses a risk to our company's reputation."[1] This statement helps demonstrate the true ordinary business focus of

[1] While we do not believe that it affects a determination as to whether the Shareholder Proposal may be excluded from the proxy statement, we note that the Company takes issue with the Proponent's characterization of the Company's chemical practices. The Company devotes substantial attention to the safety of products bearing Disney brands, characters and other intellectual property. The Company contractually requires licensees and manufacturers to comply with all applicable legal and regulatory safety requirements. The Company also requires safety tests by independent, certified third-party testing laboratories or equivalent procedures, and these tests include testing for chemical levels to verify that they satisfy or exceed applicable regulatory standards and, in the case of products the

the Shareholder Proposal – the Company's decisions about the composition of its products and the impact that these decisions may have on the Company's market position and reputation – as does the extensive discussion of these concerns in the Reply Letter. These are issues that quintessentially involve the conduct of the ordinary business of the Company.

Moreover, the core of the Shareholder Proposal is so detailed in prescribing actions to the taken by the Company, that it amounts to micro-management. The Shareholder Proposal specifies in detail the content of a report on chemical risks, specifying that the Company should report on options to implement a "'safer alternatives policy' to identify, disclose, reduce, and eliminate chemical hazards" in its products. Additionally, the Shareholder Proposal specifies creation of a Restricted Substances List as an initial step in creating a timeline for developing the Company's chemicals management framework, which "should be released publicly and should prioritize selected chemicals for action." As noted in our November 4, 2013 correspondence, decisions regarding the Company's internal timeline, framework and prioritization for identifying and managing substances included in its products and the products of its licensees, and how best to communicate such information, require the evaluation and consideration of a number of complex factors and specialized knowledge about the management of the Company's supply chain and do not involve the types of matters on which shareholders are in a position to make informed decisions.

In the Reply Letter, the Proponent cites a number of no-action letters relating to supply chain shareholder proposals in which the Staff was unable to concur with the company's basis for exclusion of the shareholder proposal. We believe, however, that these letters provide no support in the instant case. For example, the Proponent cites to Fossil, Inc. (March 5, 2012), in which the shareholder proposal was specifically focused on the environmental impact of the company's supply chain standards, not as is the case here, on product development and sales. Similarly, in AT&T Inc. (February 7, 2013), the shareholder proposal had a clear and consistent focus on the environmental and health hazards resulting from manufacturing and recycling lead batteries and, again, not on product development and sales. J.M. Smucker Co. (May 9, 2011) also is distinguishable, as in that instance, the company did not assert, and the Staff did not consider, the ordinary business exclusion set out in Rule 14a-8(i)(7) (the company asserted Rule 14a-8(i)(3) and Rule 14a-8(i)(10), in each case unsuccessfully). In addition, Baxter International Inc. (March 1, 1999), Columbia/HCA Healthcare Corp. (March 30, 1999), and Universal Health Services, Inc. (March 30, 1999), a line of letters from over a decade ago addressing the use of PVC and phthalates in medical devices, are both outdated and distinguishable because those

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Company sells or distributes itself, the Company's own standards, which in some cases exceed regulatory standards. The Company maintains a product integrity group which, among other things, reviews product safety test reports submitted by licensees and manufacturers.

proposals focused exclusively on a single specific practice directly addressing a specific alleged health risk presented in the narrow field of healthcare. Unlike the Shareholder Proposal and the proposals excluded in the more recent letters cited in our November 4, 2013 correspondence, the healthcare proposals in the letters cited in the Reply Letter did not specify the content of a report on matters affecting the licensing, product selection, development, production and/or sale of a wide set of a company's general consumer products or request a report on a variety of substances that might be found to have adverse impacts in some circumstances. In the end, we submit that the no-action letters cited in our November 4, 2013 correspondence, which relate to shareholder proposals addressing the development or sale of particular products, including with regard to the use of toxic chemicals or other specified materials, provide the most analogous precedent and are appropriately followed in the instant case.[2]

Conclusion

Based on the foregoing as well as on our November 4, 2013 correspondence, we respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any further response or other correspondence to the Commission, we request that the Proponent

[2] The lines of letters cited in the Reply Letter relating to the use of antibiotics in hog production and the use of genetically modified organisms in food products are instructive generally with regard to the significant policy issue exception to the ordinary business exclusion. But the Staff has separately addressed the presence of toxic chemicals and other specified materials in company products in the no-action letters to which the Company cites, drawing a line that we believe pertinent and persuasive here between, on the one hand, proposals addressing substances included in a company's products that may be considered hazardous (which may be excluded), and on the other, industry practices that may have widespread environmental and/or health impacts (which may not be.)

concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Lauren Compere
Managing Director
Boston Common Asset Management
84 State Street, Suite 940
Boston, MA 02109
Lcompere@bostoncommonasset.com

Sanford J. Lewis
Attorney
P.O. Box 231
Amherst, MA 01004
sanfordlewis@strategiccounsel.net

SANFORD J. LEWIS, ATTORNEY

December 4, 2013

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Walt Disney Company regarding options for reducing chemical toxicity in Disney products (Boston Common Asset Management)

Ladies and Gentlemen:

Boston Common Asset Management (the "Proponent") is beneficial owner of common stock of Walt Disney Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated November 4, 2013, sent to the Securities and Exchange Commission by Lillian Brown of WilmerHale. In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials and that it is not excludable by virtue of the rule. A copy of this letter is being emailed concurrently to Lillian Brown of WilmerHale.

SUMMARY

The Proposal (included with this letter as Appendix 1) asks the Company to report to shareholders on Disney's options for adopting voluntary programs and practices to implement a "safer alternatives policy" to identify, disclose, reduce, and eliminate chemical hazards in Disney products, including licensed products. The Company asserts that the proposal is excludable under Rule 14a-8(i)(7), ordinary business. However, the proposal relates to a longstanding, high visibility public health issue: children's exposure to toxic materials in consumer products. This issue has long garnered the attention of Congress, the President, the scientific community, concerned consumers and the media; the proposal therefore arises from a subject matter that addresses a significant policy issue and transcends ordinary business. Further, the Company has a clear nexus to the policy issue, as it has become a high visibility lightning rod for this issue, including headline exposure in the New York Times. Finally, the forms of recommendations do not constitute micromanagement because they do not narrowly prescribe matters of timing or implementation. Thus, the proposal is not excludable under Rule 14a-8(i)(7).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

ANALYSIS

1. The proposal addresses a significant policy issue, not excludable as "ordinary business."

The Company asserts that the Proposal is excludable as relating to ordinary business under Rule 14a-8(i)(7). However, the Proposal involves significant social policy issues that transcend ordinary business, has a clear nexus to the Company, does not micromanage and therefore the Proposal is not excludable under Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998).

As the staff stated in Staff Legal Bulletin 14C: "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment ***or the public's health***, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."
The staff further clarified this posture in Staff Legal Bulletin 14E. "In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)."

2. Supply chain proposals are not excludable if they address a significant policy issue.

Although management of the supply chain can be an ordinary business issue, when the subject matter of the proposal addresses a significant policy issue the proposal transcends ordinary business and is not excludable. For example, the proposal addressed in *Fossil Inc.* (March 5, 2012) requested a report describing the company's supply chain standards related to environmental impacts. In that instance, the company in question was reported to have a growing segment of leather goods. The proposal noted that producing leather goods is a water intensive process and involves toxic materials. The company asserted, as the Company has here, that the supply chain and supply chain standards require business judgments "fundamental to management's ability to control the day-to-day operations of the Company." Further, Fossil, like Disney, asserted that this delves into a broad spectrum of supply chain issues that were outside the scope of shareholder expertise. However, because the proposal focused primarily on a significant policy issue, the staff found it was not excludable under Rule 14a-8(i)(7).

Another example, *JM Smucker Inc.* (May 9, 2011), raised the question of how the company's coffee production supply chains posed social and environmental risks, and what the company was doing to control those risks. This proposal was found not excludable under Rule 14a-8(i)(7) because the focus of the proposal was on the significant policy issues of sustainability and human rights.

Also, *Tyson Foods Inc.* (November 25, 2009) related to the use of antibiotics in hog production and throughout the supply chain. Interestingly, this proposal was not at first considered by the Staff to present a significant social policy issue, but upon reconsideration of a more complete presentation of the damage caused by antibiotics to public health and the environment worldwide , the Staff agreed that this was a significant social policy issue, not excludable under Rule 14a-8(i)(7). *Tyson Foods Inc.* (December 15, 2009) That proposal asked the Tyson Foods board to adopt a policy and practices for both the company's own hog production and (except when precluded by existing contracts) its contract suppliers of hogs: (1) phase out routine use of animal feeds containing antibiotics that belong to the same classes of drugs administered to humans, except for cases where a treatable bacterial illness has been identified in a herd or group of animals; and (2) implement animal raising practices that do not require routine administration of antibiotics to prevent and control disease, and where this is not feasible, use only antibiotics unrelated to those used in human medicine; and (3) that the Board report to shareowners, at reasonable cost and omitting proprietary information, on the timetable and measures for implementing this policy and annually publish data on types and quantities of antibiotics in the feed given to livestock owned by or purchased by Tyson.

Shareholder proposals asking a company to eliminate the use of genetically modified organisms in consumer products have been found to be non-excludable under Rule 14a-8(i)(7) despite the lack of conclusive evidence of harm to health. *Quaker Oats Co.* (March 28, 2000), *Kellogg Co.* (March 11, 2000).

Some of the substances raised by the current Proposal have been addressed in proposals to healthcare providers requesting the elimination of the use of **PVC and phthalate containing medical products**. Those proposals were also not found excludable under Rule 14a-8(i)(7). *Columbia/HCA Healthcare Corp.* (March 30, 1999), *Universal Health Services, Inc.* (March 30, 1999). The same result was reached when a medical devices company was asked to adopt a policy of phasing out those materials. *Baxter Int'l. Inc.* (March 1, 1999).

As with the present proposal, the concern regarding the use of the materials in most of these proposals was **exposure of consumers. Despite the supply chain management issues, the evidence of potentially wide ranging health impacts from failure to address the issue were sufficient to demonstrate the appropriateness of shareholder engagement.**

Also see *AT&T Inc.* (February 7, 2013) addressing the environmental and occupational health hazards of lead batteries in the company's supply chain, and finding that it is not excludable because it addresses a significant policy issue.

3. The issue of toxic materials in children's products is an impactful public health issue that is highly visible, long-standing and a prominent public controversy –that is, a significant policy issue.

The issue of toxic materials in children's products has all of the indicia of a significant policy issue: a public controversy with high visibility, very significant social impact, lasting controversy, and the ever-growing attention of Congress, the President, the scientific community, consumers and policymakers.

For the last decade, public health experts and media coverage have focused on some key exposure risks for children with special vulnerabilities due to their size, early developmental stages and patterns of intake of chemicals:

- flame-retardant chemicals in children's foam furniture are endocrine disruptors that are linked to cancer, reproductive problems and other ailments;[1]

- exposure to plasticizers (especially phthalates) and stabilizers volatilized from PVC products such as child raincoats and lunchboxes pose hazards to development and reproduction and have been implicated in the development of respiratory problems in children;[2]

- exposure to lead and heavy metals used as stabilizers in PVC products may also cause permanent learning disabilities and reduction of I.Q.[3]

Over 30 years of environmental health studies provide abundant evidence that the presence of these chemicals in products may play a significant role in increased incidence and prevalence of serious childhood diseases and disorders in the United States. Among them are leukemia, brain cancer, and other childhood cancers, which have increased by more than 20% since 1975, and learning and developmental disabilities, including attention deficit hyperactivity disorder, which affect nearly one in six U.S. children,[4] and autism, which increased in prevalence by 300% in the U.S. between 1997 and 2008.[5]

As shown in Appendix 2 and 3 of this letter, voluminous scientific literature has identified these concerns and others about the consequences for children's health from exposures to toxic chemicals in common consumer products. The literature highlights the special vulnerability of children's health to exposure to toxic chemicals in everyday products, the failure of regulatory systems to prevent such exposures, and the specific risks posed by certain

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[1] Nicholas D. Kristof, "Danger Lurks in that Mickey Mouse Couch", *New York Times*, November 23, 2013.
[2] Massey, R. and Ackerman, F. (2006) "The Economics of Phasing Out PVC", citing National Toxicology Program and Center for the Evaluation of Risks to Human Reproduction, *NTP-CERHR Expert Panel Report on Di(2-ethylhexyl) phthalate* (NTP-CERHR-DEHP-00) (October 2000) and Jouri J. K. Jaakola et al., "Interior Surface Materials in the Home and the Development of Bronchial Obstruction in Young Children in Oslo, Norway," *American Journal of Public Health* 89:2 (February 1999), 188- 192.
[3] Massey, R. and Ackerman, F. (2003) "Costs of Preventable Childhood Illness: The Price We Pay for Pollution".
[4] Boyle, C, et al. (2011) Trends in the Prevalence of Developmental Disabilities in U.S. children, 1997 - 2008. Pediatrics; 127(6): 1034-1042.
[5] Boyle, C, et al. (2011) Trends in the Prevalence of Developmental Disabilities in U.S. children, 1997 - 2008. Pediatrics; 127(6): 1034-1042.

substances, especially PVC and additives used in producing PVC and also with regard to chemicals used as flame retardants.

(a) Government action demonstrates the issue's significance

Growing concern within the scientific community over the last decade regarding the effect of toxic exposures on children's health and development led to President Clinton's Executive Order 13045.[6] The order stated in its preamble:

> A growing body of scientific knowledge demonstrates that children may suffer disproportionately from environmental health risks and safety risks. These risks arise because: children's neurological, immunological, digestive, and other bodily systems are still developing; children eat more food, drink more fluids, and breathe more air in proportion to their body weight than adults; children's size and weight may diminish their protection from standard safety features; and children's behavior patterns may make them more susceptible to accidents because they are less able to protect themselves.

The EPA and other federal agencies were accordingly directed to "make it a high priority to identify and assess environmental health risks and safety risks that may disproportionately affect children; and ...ensure that its policies, programs, activities, and standards address [those risks]."

Congress, too, has been active on this issue, amending consumer products safety laws in 2008 and 2011 to specifically address threats to children's health. The first title of the Consumer Product Safety Improvement Act of 2008 (CPSIA) Title I, exclusively addressed issues of "Children's Product Safety." This includes provisions on lead and phthalates, as well as requirements for product testing. Additional requirements related to the act's ban on phthalates in certain children's toys were added in section 5 of CPSIA in 2011 H.R. 2715, Pub. L. No. 112-28 (August 12, 2011).

This issue has been a continuing focus for Congress in 2013, with legislative proposals and hearings to reform the Toxic Substances Control Act to address issues of children's exposure to toxic chemicals. At hearings conducted in July and August of 2013, chaired by Sen. Barbara Boxer, an array of testimony was presented, including on risks to children's health.[7] Sen. Boxer stated that in spite of universal agreement that "protecting people from harmful chemicals is important," "it is clear that TSCA is broken" and stronger protection is needed.[8] Sen. Boxer affirmed the need to "protect the most vulnerable [including infants and children] through proven science."[9] Both houses of Congress are currently considering proposed legislation that would strengthen TSCA's protections for American families.[10]

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[6] http://yosemite.epa.gov/ochp/ochpweb.nsf/%20content/whatwe_executiv.htm

[7] U.S. Senate Committee on Environment and Public Works hearing entitled "Strengthening Public Health Protections by Addressing Toxic Chemical Threats," Wednesday, July 31, 2013. Additional testimony available at http://www.epw.senate.gov/public/index.cfm?FuseAction=Hearings.Hearing&Hearing_ID=15d8775e-f02a-6ab7-1973-8ea6ce1196c7.

[8] Statement of Senator Boxer, full Committee hearing, "Strengthening Public Health Protections by Addressing Toxic Chemical Threats," Wednesday, July 31, 2013.

[9] *Id.*

[10] United States House of Representatives Energy & Commerce Committee, "Subcommittee Reviews Proposed Senate Reforms to Toxic Substances Control Act, Members Examine Efforts to Modernize Regulation of Chemicals", November 13, 2013.

The EPA has published a series of reports pursuant to the Executive Order. In its America's Children and the Environment Report (third edition, January 2013) noted that:

> "Children generally eat more food, drink more water, and breathe more air relative to their size than adults do, and consequently may be exposed to relatively higher amounts of environmental chemicals. Children's normal activities, such as putting their hands in their mouths or playing on the ground, can result in exposures to chemicals that adults do not face. In addition, some environmental contaminants may affect children disproportionately because their bodies are not fully developed and their growing organs can be more easily harmed."

Despite these federal activities, regulations in the US have lagged regulatory responses in Europe and some US states.[11] Restrictions or bans have been placed on phthalates in PVC toys in the entire European Union (EU), Austria, Denmark, Finland, France, Germany, Greece, Italy, Japan, Iceland Mexico, Norway, and Sweden. Furthermore, the EU's Chemicals Agency identified three phthalates in particular that should be treated as reproductive toxicants and not be used without specific authorization.

(b) Children's health affects the US economy

The costs of these preventable illnesses go far beyond the suffering of the individual children affected; the costs are borne by their families, by the health care and education systems, and by taxpayers. Because many of these diseases and disorders can result in life-long disability or disease, toxic exposures early in life can result in enormous economic costs over a period of decades.[12] A 2003 Massachusetts study found that the direct costs of medical treatment, special education and caretakers' lost income attributable to environmental exposure to toxic chemicals range from $1 billion to $1.6 billion in the state every year.[13] A similar report assessing environmental childhood diseases in New York found costs of $4.35 billion per year attributable to largely preventable illnesses. A national study examining the fraction of childhood illnesses linked to environmental factors - cancer, asthma, neurobehavioral disorders, and lead poisoning - calculated the total cost of avoidable, environmentally induced children's illnesses in the U.S. to be around $55 billion per year.[14] This is between 2% and 3% of total U.S. health care costs.

(c) Health and medical associations call for action on PVC and phthalates

A number of major medical and nursing professional associations have expressed concern about the health risks associated with phthalates and vinyl products. This includes the American Nurses Association, American Medical Association, California Medical

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Available at http://energycommerce.house.gov/press-release/subcommittee-reviews-proposed-senate-reforms-toxic-substances-control-act.

[11] State focus on products and children's health is exemplified by the State of Washington Children's Safe Product Act, which limited lead, cadmium and phthalates in children's toys. The Washington act also required the state Department of Ecology to develop a list of chemicals of high concern to children that manufacturers must report on. Similarly, Maine has enacted the Toxic Chemicals in Children's Products Act and has developed a list of chemicals of concern.

[12] The Investor Environmental Health Network. (2007) Fiduciary Guide to Toxic Chemical Risk, p. 7.

[13] Massey, R. and Ackerman, F. (2003) "Costs of Preventable Childhood Illness: The Price We Pay for Pollution".

[14] Landrigan, P., et al. (2002) Environmental Pollutants and Disease in American Children: Estimates of Morbidity, Mortality, and Costs for Lead Poisoning, Asthma, Cancer, and Developmental Disabilities. Environmental Health Perspectives 110: 7 (July 2002), 721-728.

Association, the Chicago Medical Society, the Massachusetts Medical Society, Minnesota Academy of Family Physicians, and others. At its 2011 national convention, the American Public Health Association (APHA), one of the nation's largest and oldest public health organizations, passed a resolution calling for a phase-out of flexible phthalate-laden vinyl products in schools, daycare centers, hospitals and other facilities with vulnerable populations.[15] The APHA 2011 PVC resolution stated:

> "In light of the widespread hazards to children and other vulnerable populations due primarily to the release of additives from flexible PVC products and at every stage of its life cycle, and of PVC's pervasiveness in schools, day care centers, medical care facilities, nursing homes, public housing, facilities for special needs and the disabled, and other facilities with vulnerable populations, the American Public Health Association… [u]rges local, state, and federal governments and decisionmakers to consider phasing out the use and purchase of flexible PVC in building materials, consumer products, and office supplies in schools, day care centers, medical care facilities, nursing homes, public housing, facilities for special needs and the disabled, and other facilities with vulnerable populations when cost-effective alternatives are available…"

In 2008 and 2011 the US Congress enacted provisions of law banning the use of certain phthalates in children's toys. The ban has been implemented by the Consumer Product Safety Commission. **However, the enactment of this law did not eliminate all forms of children's exposure to the substances, as various Disney products demonstrate. The presence of phthalates in Disney lunchboxes, for instance, has garnered high visibility media, as will be discussed further below.**

In 2010, the EPA proposed to regulate phthalates under the Toxic Substances Control Act (TSCA) section 5(b)(4) as chemicals of concern "that present or may present an unreasonable risk of injury to health or the environment."[16] The EPA's current Phthalate Action Plan proposes regulation of eight phthalates and notes that the most studied population and route of exposure for this class of chemicals has been direct exposure via ingestion by small children and infants mouthing children's products made of flexible PVC. Exposures have also been shown to occur prenatally.[17] Environmental regulators in California, Vermont and Washington have also established standards for the content of certain phthalates in children's articles.[18]

(d) Flame retardants – another high visibility children's health concern

Flame-retardant chemicals placed in consumer products continuously migrate out of the products and into household dust and air, where they are absorbed into the bodies of unsuspecting family members. Young children are especially vulnerable to flame-

[15] http://www.apha.org/advocacy/policy/policysearch/default.htm?id=1419

[16] Center for Health, Environment and Justice. (2012) Hidden Hazards: Toxic Chemicals Inside Children's Vinyl Back-to-School Supplies, p. 8.

[17] U.S. EPA Phthalate Action Plan, Revised 03/14/2012, p. 6.

[18] Id.

retardant exposure because they put their hands in their mouths without washing them first.[19] As documented in Appendix 3, brominated flame retardants have been linked to cancer, birth defects, diminished I.Q.'s and other problems.

A recent HBO documentary, *Toxic Hot Seat*, highlighted these issues associated with toxic flame retardants. [20] The Disney company in particular, has been facing significant public exposure due to the presence of such flame retardant in its products.

As a result of attention to flame retardant toxicity, the California rules have been changed. A California furniture flammability standard called Technical Bulletin 117 (TB117) led to the use of harmful and ineffective flame retardant chemicals in upholstered furniture and baby product foam across the US and Canada from 1975 to the present. TB117 has been updated and replaced by TB117-2013. Manufacturers can begin to make flame retardant-free furniture under the new regulation, TB117-2013, beginning January 2014. This presents an opportunity for Disney to eliminate flame retardants from its products

(e) Surveys show consumers are very concerned about these issues

According to a survey of 1,000 registered voters nationwide conducted by the Global Strategy Group between August 22-25, 2013, consumers have real concerns about the toxicity of chemicals contained in household products. Nearly two-thirds (65%) of the surveyed voters are concerned that chemicals in consumer products could have toxic impacts on their health or the health of their family. Nearly three in ten (28%) are "very" rather than just "somewhat" concerned about the toxicity of household goods.

Nor is this issue new; the public has long been concerned about toxic chemical exposure. For example, a 2002 Maine poll on toxic chemical issues found that 78% of respondents considered the health effects of persistent toxic chemicals to be a serious problem.[21]

4. This significant social policy issue has a nexus to the Company.

The Walt Disney Company consumer products segment faces significant headline risk as a result of high visibility media regarding the usage of high profile toxic materials in several children's products.

(a) The company's reputation hinges on being known as "child-friendly"

Disney is one of the world's best known and most respected brands. The company takes pride in its "rich history of ...good citizenship," which includes "promoting the well-being of kids and families". Disney CEO Robert Iger has stated that "doing the right thing for families is the right thing for our business."[22] Thus, the reputational risk associated with toxic materials and products sold to children could extend to the whole company.

---

[19] Stephanie M. Lee, "Warning on Chemicals in Children's Furniture", *San Francisco Chronicle*, November 19, 2013.
[20] http://www.toxichotseatmovie.com/
[21] Toxic Chemical Issues Survey conducted by Fairbank, Maslin, Maullin & Associates, October 3, 2002.
[22] CEO letter, 2012 Disney Citizenship Performance Summary, http://thewaltdisneycompany.com/sites/default/files/reports/DisneyCitizenshipSummary_FINAL.pdf

The most sensitive and relevant segment of the company is the Disney Consumer Products (DCP) business segment, which extends the Disney and Marvel brands to merchandise ranging from apparel, toys and home décor to books and magazine, foods and beverages, stationery, electronics and animation art. DCP is comprised of licensing, publishing and the Disney Store. The Disney store includes more than 220 locations in North America, 100 in Europe, 40 in Japan, as well as an online presence.[23]

Flame Retardants

> "Most parents would never suspect that their children could be exposed to toxic flame-retardant chemicals when they sit on a Mickey Mouse couch, but our report shows that children's foam furniture can carry hidden health hazards," a co-author of the study, Carolyn Cox, said.... *New York Times, November 25, 2013.*

The November 25, 2013 article in the New York Times headlined "Danger Lurks in That Mickey Mouse Couch" was built around a nongovernmental organization's research report in which public health researchers tested 42 children's chairs, sofas and other furniture from major retailers for toxic flame retardants that have been linked to cancer, birth defects, diminished I.Q.'s and other problems. The report, released in November 2013, found flame retardants in many common Disney products. 14 of the 42 products tested involved Disney characters. All of the Disney products tested contained flame retardant chemicals of concern. Coverage included:

- 11/25 Nicholas Kristof op-ed in the NY Times, re: flame retardants in Disney products: http://www.nytimes.com/2013/11/24/opinion/sunday/kristof-danger-lurks-in-that-mickey-mouse-couch.html?_r=0
- SF Chronicle on flame retardants in Disney products: http://www.sfgate.com/health/article/Warning-on-chemicals-in-children-s-furniture-4994841.php

PVC and Phthalates

Many Disney products are also fabricated out of PVC, which is of public health concern especially because it typically includes other materials with toxicity concerns –lead or phthalates. The presence of PVC and phthalates in Disney branded back-to-school supplies, especially lunchboxes, has been a particular high visibility challenge for the company.

Although, as noted above, phthalates have generally been banned from children's toys, back-to-school supplies are not considered toys. The lunchbox loophole caused a great deal of reputational exposure for Disney after an August 2012 NGO Report highlighted Disney vinyl lunchboxes.[24]

---

[23] https://www.disneyconsumerproducts.com/Home/display.jsp?contentId=dcp_home_ourbusinesses_company_overview_us
[24] http://chej.org/2012/08/backtoschool2012/

Lead and other toxic materials
The company has also faced with reputational challenges due to the presence of lead and other toxic substances in certain products. For instance, Greenpeace in 2011[25] found an array of toxic chemicals, including lead, in Disney branded childrenswear – shirts and pajamas:

> Disney garments, including T-shirts, pajamas and underwear, were bought in retail outlets in 19 different countries around the world and analyzed by the independent laboratory Eurofins, an international group of companies which provides testing, certification and consulting on the quality and safety of products and one of the largest scientific testing laboratories in the world.
>
> 1. Phthalates: Found in all the garments tested, from 1.4 mg/kg to 200,000 mg/kg – or more than 20% of the weight of the sample.
>
> 2. Alkylphenol ethoxylates: Found in all the garments tested, in levels ranging from 34.1 mg/kg to 1,700 mg/kg
>
> 3. Organotins: found in 9 of the 16 products tested; the Donald Duck T shirt from The Netherlands had 474 micrograms/kg
>
> 4. Lead: Found in all the products tested, ranging from 0.14 mg/kg to 2,600 mg/kg for a Princess T shirt from Canada. With Denmark's new laws on the use, marketing and manufacture of lead and products containing lead, the Princess T shirt from Canada would be illegal on the Danish market. Canada has set a limit of 600 mg/kg for children's jewelry containing lead – why not Disney T shirts?
>
> 5. Cadmiun: Identified in 14 of the 18 products tested, ranging from 0.0069 mg/kg in the Finding Nemo T shirt bought in the UK to 38 mg/kg in the Belgian Mickey Mouse T shirt.
>
> 6. Formaldehyde: Found in 8 of the 15 products tested for this chemical in levels ranging from 23 mg/kg to 1,100 mg/kg.

Similarly, when there was a recall of Mattel toys, because of the presence of land, Walt Disney was hit hard because many of those toys were branded with the Disney name. Of Mattel's recall of 435,000 toy cars believed to contain lead paint , one major product was "Sarge" , a character from the Disney movie, " Cars".

[25] http://oecotextiles.wordpress.com/2011/01/27/toxic-textiles-by-walt-disney/

(b) <u>Company lags in taking action</u>

As noted in the proposal, the Company has announced an intention to produce a Restricted Substances List, but whether and when it will be implemented and published is unknown. As the publicity the company has received numerous instances demonstrates, this Company lags other companies in systematically addressing toxic chemical risks in its products and supply chain. The Proponent believes this poses a continuing risk to the Company's reputation. The numerous instances of high visibility media specifically mentioning Disney products gives every reason for investors to be concerned about the Company's slow responsiveness to this issue, and to seek a report consistent with this Proposal.



The New York Times

Danger Lurks in That Mickey Mouse Couch

By NICHOLAS D. KRISTOF

RESEARCHERS this summer purchased 42 children's chairs, sofas and other furniture from major retailers and tested them for toxic flame retardants that have been linked to cancer, birth defects, diminished I.Q.'s and other problems.

CBS NEWS

Back-to-school study finds high levels of phthalate chemicals in kids backpacks, supplies

THE ROCK
LET'S MAKE MUSIC!

DAILY NEWS

Toxic toys: Items from Barbie, Disney and Dora the Explorer brands found to have high lead levels

(c) Proactive and systematic action by competitors raises the stakes for Walt Disney

The reputational risk to Walt Disney products has been heightened by the relatively high profile efforts of Disney's market peers to develop systems to eliminate materials of concern in spite of regulatory lag.

One of the highest profile and most influential efforts is occurring at Wal-mart. Back in 2011 Wal-Mart informed its suppliers that it wanted them to remove brominated flame retardants from products.[26] Then in 2013, Wal-Mart also announced that it would reduce or eliminate the use of 10 hazardous chemicals in products sold in its stores, and would require companies whose products it sells to disclose the chemicals in those products.[27]

The Wal-mart effort is not only relevant for its competitive effect; Wal-mart also sells many Disney products which will ultimately be affected by these restrictions.

In contrast to Disney, competitors in related children's product enterprises have been moving away from PVC. For instance, Nike began work on removing PVC from its products in the 1990s, as part of broader toxicity reduction efforts.[28] Major retailers such as Target and Sears have also worked to eliminate PVC from their product lines.[29] Dignity Health Care and other health care providers have been phasing out PVC.[30] Hasbro has vowed to phase PVC out of its product packaging by the end of 2013. Lego has already accomplished that, and also eliminated both PVC and phthalates from its toys.[31]

Many other companies have developed restricted substance lists, and participated in collaborative efforts to eliminate toxic materials, such as the Business-NGO (BizNGO) Work Group on Safer Chemicals. That group published *A Guide to Safer Chemicals* based on four core principles. Companies should:

- know and disclose product chemistry,
- assess and avoid hazards,
- commit to continuous improvement, and
- support public policies and industry standards that advance implementation of the above three principles.

Numerous other companies that are in related children's product fields are moving beyond regulatory requirements, and have already issued their own restricted substance lists (RSLs), and taken action to eliminate PVC, phthalates and/or brominated flame retardants from the products they manufacture and sell.[32] The *Guide* highlights actions by such major, high-profile companies as Nike, Whole Foods Market, Google, Staples, and Kaiser Permanente.

---

[26] http://www.washingtonpost.com/wp-dyn/content/article/2011/02/25/AR2011022502977.html
[27] http://www.usatoday.com/story/news/nation/2013/09/12/walmart-disclose-phase-out-toxic-chemicals-products-cosmetics/2805567/
[28] The Nike story is here: http://iehn.org/publications.case.nike.php.
[29] See: http://www.prnewswire.com/news-releases/searskmart-become-latest-retail-giants-to-phase-out-toxic-pvc-plastic-major-source-of-lead-phthalates-and-dioxin-exposure-58669852.html
[30] http://www.bizngo.org/pdf/CatholicHealthcareWest_ChemsFactsheet.pdf
[31] http://www.greenbiz.com/blog/2013/10/31/how-hasbro-lego-and-mattel-stack-green-toy-makers
[32] http://chej.org/campaigns/pvc/resources/pvc-company-policies/

The NGO Clean Production Action has developed a chemical hazard assessment method called GreenScreen that helps companies identify chemicals of concern and find safer alternatives.[33] GreenScreen is used by Hewlett-Packard, Staples, Nike, and a growing list of other major corporations.[34] Individual companies also are joining together within their sectors to develop tools for reducing toxic chemicals in their supply chains. For example, the Apparel and Footwear International RSL Management Group (AFIRM) has published the AFIRM supplier toolkit describing a wide array of tools suppliers can use to reduce toxic chemicals in their operations.[35]

Other consumer product companies have also taken it upon themselves to act. Procter & Gamble has committed to eliminating phthalates and triclosan from all of its products, as has Johnson & Johnson.[36] The latter company has also pledged to end its use of formaldehyde and parabens worldwide.

The Walt Disney Company is in the spotlight to catch up with other household name brands in removing PVC, phthalates, triclosan, and hazardous flame retardants from the products it sells.

(d) State regulation may impact the Company's operations

State actions to regulate PVC, phthalates and flame retardants may also affect the Company's operations. New legislation is being introduced in the state of Maine for the 2014 legislative session, which would require disclosure of phthalates in children's and consumer products.

Washington and California along with Maine have identified phthalates as chemicals of high concern to human health. Furthermore, California has listed five phthalates as "known to cause birth defects or reproductive harm" and another as a carcinogen.

5. Precedents cited by the Company are inapplicable to the present matter because they did not involve a significant policy issue.

The Company cites shareholder proposals seeking to establish toxic chemical policies at retailers *Family Dollar Stores Inc.* (November 6, 2007), *Walgreen Company* (Oct. 13, 2006) and *Wal-Mart Stores Inc.* (March 24, 2006) as analogous to the current situation. However, those proposals were directed at retail operations, did not focus on children's health, and did not focus on a brand that licenses its products in such a highly visible and impactful manner as Walt Disney does. In addition, the subject of children's health, toxic chemicals and products had not yet advanced to our current levels of understanding. For instance, Congressional action was taken on this issue in 2008 and 2011, after those proposals were excluded.

The Company also cites *Danaher* (March 8, 2013) and *DENTSPLY International Inc.* (March 21, 2013), which involved proposals interpreted by the focus companies as *requiring* them to phase out a specific product -- dental amalgam. The staff found that such product development

[33] http://www.greenscreenchemicals.org/about
[34] http://www.greenscreenchemicals.org/practice/greenscreen-users
[35] http://www.greenbiz.com/blog/2013/06/10/nike-adidas-less-toxic-supply-chains
[36] http://safecosmetics.org/article.php?id=1155; http://www.scientificamerican.com/article.cfm?id=johnson-and-johnson-removes-some-chemicals-from-baby-shampoo-other-products

decisions, whether or not to produce dental amalgam, addressed ordinary business, and in that instance the staff did not make a finding of significant policy issue to overcome this ordinary business concern.

In contrast to those cases, the intensive involvement of the Environmental Protection Agency, the President and the US Congress elevate the issue of children's exposure to toxic chemicals to a significant policy matter. The particular visibility of Walt Disney Company on this issue – in the New York Times, the San Francisco Chronicle and other high visibility media – ensures a clear nexus between the issue and the company, meriting shareholder scrutiny of how the company is managing the growing reputational harm and its potential effects on Disney product consumers.

6. The Proposal does not micromanage.

As the Commission indicated in Exchange Act Release No. 34-40018 (May 21, 1998) a "proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micromanagement may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." The Company asserts that the Proposal would "micromanage the Company" because it asks the Company to create a timeline for developing a strong chemical management framework, with a restricted substance list as an initial step.

In the present instance, the Proposal does not prescribe methods or timing of implementation to the degree that has been found to represent micromanagement. In contrast, proposals which have been found excludable were more prescriptive. For instance, *Duke Energy Carolinas, LLC* (Feb. 16,2001) asked the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year. In the recent example of *Amazon.com, Inc.* (March 20, 2013) the proposal asked the board of directors to develop a highly specific process to evaluate proxy advisors, specifying such information as the date by which the proxy advisor competition would be "announced and open for entries," the amount of the entry fee to be paid by the entrants, as well as the specific information that entrants would need to provide to enter the competition, the specific dollar amounts of the prizes (presumably to be paid by the Company) to contestants that finish in first, second, third and fourth place.

In contrast to these examples of micromanagement, there are many instances of shareholder proposals requesting that companies develop timelines, management frameworks, etc. which the staff has not considered to be micromanagement. Contrary to the Company's reading, the proposal leaves the company a great deal of flexibility in the level of detail of a report, and the mechanisms to be used to reduce the use of toxic chemicals in its products. See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report summarizing: (1) the environmental impact of the hydraulic fracturing operations of the Chesapeake Energy Corporation; (2) potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; (3) other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term, to the company's finances or operations, due to environmental concerns regarding fracturing. In its supporting statement, the proposal went on to describe additional items that should be disclosed including, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards. Nevertheless it was not found to micromanage.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Lillian Brown, WilmerHale
Lauren Compere, BCAM

APPENDIX 1
PROPOSAL

Options for Reducing Chemical Toxicity in Disney Products

Whereas,

Disney is one of the world's best known and most respected brands. It takes pride in its "rich history of...good citizenship", which includes "promoting the well-being of kids and families." Disney recognizes that "doing the right thing for families is the right thing for our business."

Disney Consumer Products extends the Disney and Marvel brands to such merchandise lines as apparel, toys and home décor, among others. DCP licenses the Disney brand and oversees more than 300 Disney retail stores.

Scientific knowledge has been growing about the consequences for children's health from exposures to toxic chemicals in consumer products. This has led to increased regulation in Europe and some U.S. states, which U.S. federal regulation has lagged. Chemicals of concern have included selected phthalates and heavy metals, some of which can be present in polyvinyl chloride, and selected brominated flame retardants. Both Washington and Maine have developed lists of chemicals of high concern as part of safe children's products acts.

Testing of consumer products by environmental health activists have identified elevated levels of toxic chemicals in Disney-licensed products, including lunch boxes and children's rain coats. These have led to protests at Disney stores and on-line petitions calling for company action.

Numerous companies, singly and together, have taken voluntary action to phase out chemicals and to develop principles, tools, and protocols for broad toxicity reduction. These chemicals are named on "restricted substances lists". Nike began phasing out PVC in the 1990s. Wal-Mart told suppliers to remove brominated flame retardants from products in 2011. Multi-company groups include AFIRM, apparel and footwear companies whose "supplier toolkit" describes tools suppliers can use to reduce toxic chemicals. Staples, Hewlett-Packard and Kaiser Permanente have endorsed the Guiding Principles for Chemicals Policy created by the Business-NGO Working Group (http://www.bizngo.org/guidingPrinciples.php). These include "know and disclose product chemistry, assess and avoid hazards, and commit to continuous improvement."

Proponents believe that while Disney has announced plans to produce a Restricted Substances List in 2013, it lags other companies in more systematically addressing toxic chemical risks in its products and supply chain and such inaction poses a risk to our company's reputation.

Therefore be it resolved:

Shareholders request that the Board publish a report to shareholders on Disney's options for adopting voluntary programs and practices to implement a "safer alternatives policy" to identify, disclose, reduce, and eliminate chemical hazards in Disney products, including licensed products. The report should be produced at reasonable expense and omit proprietary information.

Supporting Statement: Proponents believe that Disney should create a time line for developing a strong chemicals management framework, with the Restricted Substances List as an initial step. The Restricted Substances List should be released publicly and prioritize selected chemicals for action.

APPENDIX 2
SYNOPSIS OF RECENT SCIENTIFIC STUDIES HIGHLIGHTING VULNERABILITY OF CHILDREN'S HEALTH TO TOXIC CHEMICALS IN PRODUCTS

EXAMPLE OF PHTHALATES AND PVC

Polyvinyl chloride (PVC or vinyl) is a plastic common in many consumer products including children's school supplies. The use of vinyl in school supplies and other products requires the addition of plasticizers such as phthalates and stabilizers such as lead, cadmium and organotins. Since the phthalates and other additives are not chemically bound to the vinyl, they can migrate out of the product. In turn, children may be exposed by using and playing with these products.

EPA has explained, *"Children are exposed to phthalates through environmental sources (e.g., air, water, food) as well as consumer products (e.g., toys)...Children's estimated exposures are often greater than those in adults which may be due to increased intakes of food, water, and air on a bodyweight basis, as well children's unique exposure pathways such as mouthing of objects and ingestion of non-food items. The 1999-2000 and 2001-2002 biomonitoring data in the Third National Report on Human Exposure to Environmental Chemicals demonstrate that children have the highest exposures to phthalates of all groups monitored, and other biomonitoring data indicate in utero exposures to phthalates."*

According to the American Public Health Association, *" In recent studies by the Centers for Disease Control and Prevention (CDC), phthalates have been found in 97% of people tested in the United States, including newborn infants.* ***<u>The highest levels were in children aged 6 to 11 years and in women of reproductive age.</u>*** "

According to a report published by the US National Academy of Sciences, *"In summary, infants' and children's physiology, developmental stages, and age-appropriate behaviors all may increase exposure to phthalates. Consequently, they may be especially vulnerable to phthalate exposures during critical stages of growth and development."*

US EPA: Phthalates Harmful to Children's Health

EPA has identified phthalates as chemicals of concern and developed a "chemicals action plan" to further regulate eight phthalates: dibutyl phthalate (DBP), diisobutyl phthalate (DIBP), butyl benzyl phthalate (BBP), di-n-pentyl phthalate (DnPP), di (2-ethylhexyl) phthalate (DEHP), di-n-octyl phthalate (DnOP), diisononyl phthalate (DINP), and diisodecyl phthalate (DIDP). The agency has initiated rulemaking to add these eight phthalates to the Concern List under TSCA section 5(b)(4) as *"chemicals that present or may present an unreasonable risk of injury to health or the environment."*

Phthalates are considered to be "endocrine disruptors or hormonally-active agents (HAAs) because of their ability to interfere with the endocrine system in the body."

Phthalates and Developmental Problems in Children

A number of studies have found an association between phthalates, learning and developmental problems in children. One recent study by researchers at the Columbia

University Mailman School of Public Health heightens concerns over the potential effects on children's brain development. The study found that, *"exposures to two of the phthalates significantly increased the odds of motor delay, an indication of potential future problems with fine and gross motor coordination. Among girls, one of the phthalates was associated with significant decreases in mental development."*

Another recent study found higher phthalates exposure was associated with poorer development in baby boys. Scientists found that the higher the exposure to phthalates in moms, the lower the scores of infant development, including both cognitive and motor behavior. The researchers noted that, *"Previous animal studies have reported that phthalates cause hyperactivity and impulsivity in rats; which appears similar to the clinical features of attention deficit hyperactivity disorder (ADHD), a condition most commonly identified in school-aged children... A recent cross-sectional survey reported associations between phthalate metabolites and intelligence scores and ADHD symptoms in school-aged children."*

A study published in 2009 found a statistically significant link between PVC flooring and autism spectrum disorder.

Phthalates and Asthma

In recent years, a number of studies have found a correlation between phthalates emitted from vinyl products and asthma:

- A study published in 2009 found a statistically significant link between PVC flooring and asthma.
- A 2008 study found an association between concentrations of phthalates in indoor dust and wheezing among preschool children. The presence of PVC flooring in the child's bedroom was the strongest predictor of respiratory ailments.
- A study of 10,851 children found the presence of floor moisture and PVC significantly increased the risk of asthma.

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

November 4, 2013

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by Boston Common Asset Management

Ladies and Gentlemen:

We are writing on behalf of our client, the Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by Boston Common Asset Management (the "Proponent") relating to options to implement a "'safer alternatives policy' to identify, disclose, reduce, and eliminate chemical hazards" in the Company's products.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

Pursuant to Exchange Act Rule 14a-8(j), as amended, and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") the Company is submitting electronically to the Commission this letter and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On September 20, 2013, the Company received the following proposal from the Proponent, for inclusion in the Proxy Materials:

> Therefore be it resolved:
>
> Shareholders request that the Board publish a report to shareholders on Disney's options for adopting voluntary programs and practices to implement a "safer alternatives policy" to identify, disclose, reduce, and eliminate chemical hazards in Disney products, including licensed products. The report should be produced at reasonable expense and omit proprietary information.
>
> Supporting Statement: Proponents believe that Disney should create a time line for developing a strong chemicals management framework, with the Restricted Substances List as an initial step. The Restricted Substances List should be released publicly and prioritize selected chemicals for action.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May

21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." These considerations are equally applicable when the proposal requests a report on a matter. In this regard, the Commission has stated that a proposal requesting the dissemination of a report will be excludable under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business of the company. SEC Release No. 34-20091 (August 16, 1983).

The Shareholder Proposal requests that the board of the Company publish a report to shareholders on the Company's "options for adopting voluntary programs and practices to implement a 'safer alternatives policy' to identify, disclose, reduce, and eliminate chemical hazards in Disney's products, including licensed products." The topics sought to be addressed in the report involve fundamental ordinary business matters – decisions with respect to, and modifications of, the Company's products.

More specifically, the Shareholder Proposal implicates both of the above-described policy considerations. As a diversified worldwide entertainment company with consumer products forming one of its business segments, the fundamental matters surrounding the Company management's day-to-day operation of the consumer products business include (1) entering into licensing agreements with thousands of licensees whose products are manufactured by thousands of manufacturers; (2) developing design guidelines and standards for licensees and producers and manufacturers; and (3) supervision of the supply chain of Disney licensed products. Each of these critical components of the Company's day-to-day consumer products business operations is quite complex and involves multiple parties within and outside the Company. The Company's consumer products segment engages with, among others, licensees, manufacturers, publishers and retailers throughout the world who design, develop, publish, promote, manufacture, package, merchandise, distribute and sell a wide variety of products. The Company's merchandise licensing and publishing operations cover a diverse range of product categories – including toys, apparel, home decor and furnishings, stationery, health and beauty, accessories, food, footwear, consumer electronics, books and magazines – that are marketed to consumers globally through retail stores and internet sites.

Decisions concerning licensees, product selection, development, production, distribution and sale are necessarily complex and relate to core critical operating functions of the Company's consumer products business. The licensing, selection, development, production, distribution and sale of many of the Company's products, both inside and outside the United States, are subject to various, and differing, labeling, safety, environmental, cultural and consumer protection laws, and the decisions related to the Company's product development, and the various components of the Company's products, necessarily involve multiple complicated and interrelated legal, business, cultural, internal and external considerations. That range of factors is outside the knowledge and expertise of shareholders and the decisions involved are quintessentially the type of ordinary business judgments that are fundamental to management's ability to manage the operations of the Company, and should rest with management.

The Shareholder Proposal also seeks to "micro-manage" the Company. For example, the Shareholder Proposal requests that the Company "create a time line for developing a strong chemicals management framework, with the Restricted Substances List as an initial step. The Restricted Substances List should be released publicly and prioritize selected chemicals for action." Decisions regarding the Company's internal timeline, framework and prioritization for identifying and managing substances included in its products and the products of its licensees, and how best to communicate such information, require the evaluation and consideration of a number of complex factors and specialized knowledge, matters which are squarely within the Company's ordinary business operations and outside the ken of shareholders. In addition, the Shareholder Proposal seeks to regulate the scope and content of publicly available information concerning the Company's products. Specifically, the Shareholder Proposal requests that the Company prepare a report on the Company's "options for adopting voluntary programs and practices to implement a 'safer alternatives policy' to identify, disclose, reduce, and eliminate chemical hazards in Disney products, including licensed products," which would require the Company to provide information above and beyond applicable regulatory requirements. Giving shareholders the ability to participate in these types of business decisions would constitute micro-management of the Company's business. Accordingly, the Shareholder Proposal implicates both considerations underlying the ordinary business exclusion and involves precisely the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

The Staff has consistently permitted companies to exclude shareholder proposals under these circumstances. Specifically, there are a number of recent examples involving proposals similar to the Shareholder Proposal, in which the Staff granted no-action relief pursuant to Rule 14a-8(i)(7) on the basis that the proposals related to the development or sale of products. In many of these cases, as in the Company's situation, the shareholder proposal requested the issuance of a report on matters within the company's ordinary business operations. For example, in Family Dollar Stores, Inc. (November 6, 2007; reconsideration denied November 20, 2007), the Staff concurred in exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products "as relating to Family Dollar's ordinary business operations (*i.e.*, sale of particular products)." Likewise, in Walgreen Co. (October 13, 2006), the Staff concurred in exclusion of a proposal requesting a report characterizing the levels of dangerous chemicals in the company's products and describing options for alternatives to improve the safety of the company's products "as relating to its ordinary business operations (*i.e.*, the sale of particular products)." Similarly, in Wal-Mart Stores, Inc. (March 24, 2006), the Staff concurred in exclusion of a proposal requesting a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances in products "as relating to its ordinary business operations (*i.e.*, sale of particular products)." *See also*, DENTSPLY International Inc. (March 21, 2013) (concurring in exclusion of a proposal requesting a report summarizing the company's policies and plans for phasing out mercury from its products on the basis that it related to the company's ordinary business operations, noting that "the proposal relates to DENTSPLY's product development. Proposals concerning product development are generally excludable under rule 14a-8(i)(7)"); Danaher Corporation (March 8, 2013) (concurring in exclusion of a proposal requesting a report summarizing the company's policies and plans for eliminating releases of mercury from company products on the basis that it related to the company's ordinary business operations, noting that "the proposal relates to Danaher's product development. Proposals concerning product development are generally excludable under rule 14a-8(i)(7)"); PepsiCo, Inc. (February 28, 2012) (concurring in exclusion of a proposal that the company adopt a corporate policy recognizing human rights and employing ethical standards that do not involve using the remains of aborted human beings in both private and collaborative research and development agreements as relating to the company's ordinary business operations, noting that "the proposal relates to PepsiCo's product research and development. Proposals concerning product research, development, and testing are generally excludable under rule 14a-8(i)(7)"); The Coca-Cola Company (February 17, 2010; reconsideration denied March 3, 2010) (concurring in exclusion of a proposal requesting a report discussing policy options responsive to concerns regarding bottled water stating that "as relating to Coca-Cola's ordinary business operations. . . the proposal focuses primarily on the product information disclosure the company should provide to customers regarding its bottled water products. Proposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)"); The Home Depot (March 4, 2009) (concurring in exclusion of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins in the company's private label vision brand products "as relating to Home Depot's ordinary business operations (*i.e.*, the sale of particular products)"); Wal-Mart Stores, Inc. (March 11, 2008) (concurring in exclusion of a proposal requesting a report on the company's policies on nanomaterial product safety "as relating to Wal-Mart's ordinary business operations (*i.e.*, sale of particular products)"); and Applied Digital Solutions, Inc. (April 25, 2006) (concurring in exclusion of a proposal requesting a report on the harm the continued sale and use of RFID chips would have to the public's privacy, personal safety and financial security "as relating to its ordinary business operations (*i.e.*, product development)").

As in the above-cited letters, the Shareholder Proposal addresses fundamental ordinary business matters, and therefore the types of matters that have consistently been found to be excludable under Rule 14a-8(i)(7). Further, as in the above-cited letters, the Shareholder Proposal does not implicate a significant policy issue. As set out in the 1998 Release, proposals "focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote"). The Staff provided additional guidance in Staff Legal Bulletin No. 14C, noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole." The Shareholder Proposal, as expressed both in the resolved clause, and in the supporting statement, addresses the business policies and practices related to product selection, development and production, not broader environmental or public health concerns. As discussed above, the Shareholder Proposal makes repeated references to the composition of Company products, the type of information that should be disclosed in a report to shareholders and the process of such disclosure. Accordingly, we believe that the Shareholder Proposal does not implicate a significant policy issue and, as in the above no-action letters and as discussed above, instead involves the type of day-to-day operational oversight of the Company's business that warrants exclusion as relating to the Company's ordinary business operations under Rule 14a-8(i)(7).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Lauren Compere
Managing Director
Boston Common Asset Management
84 State Street, Suite 940
Boston, MA 02109
Lcompere@bostoncommonasset.com

EXHIBIT A



84 State Street, Suite 940 | Boston, MA 02109

September 19, 2013

VIA OVERNIGHT MAIL

RECEIVED
SEP 20 2013
ALAN BRAVERMAN

The Secretary
The Walt Disney Company
500 South Buena Vista Street, Burbank
California 91521-1030

Dear Secretary,

As you know, Boston Common Asset Management is a long term shareholder in The Walt Disney Company. We have been pleased to engage Disney on a variety of issues over the years including chemical safety. We began a dialogue with your team last December and continued it earlier this year. Unfortunately, we have not seen progress to date on adopting a chemical safety policy nor additional disclosure on Disney's timeline to adopt and prioritize a restricted chemicals list.

Therefore on behalf of Boston Common Asset Management, I write to give notice that pursuant to the 2013 proxy statement of the Walt Disney Company (the "Company") and Rule 14a-8 under the General Rules and Regulations of the Securities and Exchange Act of 1934, Boston Common Asset Management, LLC submits the enclosed proposal (the "Proposal") for inclusion in the 2014 proxy statement and intends to present the Proposal as the lead shareholder at the 2014 annual meeting of shareholders (the "Annual Meeting"). Boston Common Asset Management is the beneficial owner of at least $2,000 worth of shares of voting common stock (the "Shares") of the Company, and has held the Shares continuously for over one year as of the filing date. In addition, we intend to hold the required number of Shares through the date on which the Annual Meeting is held. A letter of verification of ownership will follow under separate cover.

The Proposal is attached. I represent that Boston Common Asset Management intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that Boston Common Asset Management has no "material interest" other than that believed to be shared by stockholders of the Company generally.

We continue to welcome an open dialogue on Disney's approach to chemical safety.

Please do not hesitate to contact me with any questions at lcompere@bostoncommonasset.com or (617) 960-3912.

Kind Regards,

Lauren Compere, Managing Director

Tel (617) 720-5557 Fax (617) 720-5665 Email invest@bostoncommonasset.com Web www.bostoncommonasset.com

Options for Reducing Chemical Toxicity in Disney Products

Whereas,

Disney is one of the world's best known and most respected brands. It takes pride in its "rich history of…good citizenship", which includes "promoting the well-being of kids and families." Disney recognizes that "doing the right thing for families is the right thing for our business."

Disney Consumer Products extends the Disney and Marvel brands to such merchandise lines as apparel, toys and home décor, among others. DCP licenses the Disney brand and oversees more than 300 Disney retail stores.

Scientific knowledge has been growing about the consequences for children's health from exposures to toxic chemicals in consumer products. This has led to increased regulation in Europe and some U.S. states, which U.S. federal regulation has lagged. Chemicals of concern have included selected phthalates and heavy metals, some of which can be present in polyvinyl chloride, and selected brominated flame retardants. Both Washington and Maine have developed lists of chemicals of high concern as part of safe children's products acts.

Testing of consumer products by environmental health activists have identified elevated levels of toxic chemicals in Disney-licensed products, including lunch boxes and children's rain coats. These have led to protests at Disney stores and on-line petitions calling for company action.

Numerous companies, singly and together, have taken voluntary action to phase out chemicals and to develop principles, tools, and protocols for broad toxicity reduction. These chemicals are named on "restricted substances lists". Nike began phasing out PVC in the 1990s. Wal-Mart told suppliers to remove brominated flame retardants from products in 2011. Multi-company groups include AFIRM, apparel and footwear companies whose "supplier toolkit" describes tools suppliers can use to reduce toxic chemicals. Staples, Hewlett-Packard and Kaiser Permanente have endorsed the Guiding Principles for Chemicals Policy created by the Business-NGO Working Group (http://www.bizngo.org/guidingPrinciples.php). These include "know and disclose product chemistry, assess and avoid hazards, and commit to continuous improvement."

Proponents believe that while Disney has announced plans to produce a Restricted Substances List in 2013, it lags other companies in more systematically addressing toxic chemical risks in its products and supply chain and such inaction poses a risk to our company's reputation.

Therefore be it resolved:

Shareholders request that the Board publish a report to shareholders on Disney's options for adopting voluntary programs and practices to implement a "safer alternatives policy" to identify, disclose, reduce, and eliminate chemical hazards in Disney products, including licensed products. The report should be produced at reasonable expense and omit proprietary information.

Supporting Statement: Proponents believe that Disney should create a time line for developing a strong chemicals management framework, with the Restricted Substances List as an initial step. The Restricted Substances List should be released publicly and prioritize selected chemicals for action.



The Walt Disney Company

Roger J. Patterson
Associate General Counsel

September 24, 2013

VIA OVERNIGHT COURIER AND EMAIL

Lauren Compere
84 State Street, Suite 940
Boston, MA 02109
LCompere@bostoncommonasset.com

Dear Ms. Compere:

This letter acknowledges that we received on September 20, 2013, your letter dated September 19, 2013 submitting a proposal for consideration at the Company's 2014 annual meeting of stockholders regarding chemical safety.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). We will review the proposal with the Board of Directors, which will determine its response to the proposal. If the proposal is included in the proxy statement for the 2014 Annual Meeting, our shareholder services department will be in touch with you regarding the logistics for presenting the proposal closer to the time of the annual meeting.

Sincerely yours,

Roger J. Patterson

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com